1	**Details of the person discharging managerial responsibilities/person closely associated**	
a)	Name	Håkon Fonseca Nordang
2	**Reason for the notification**	
a)	Position/status	Close associate of primary insider Executive Vice President Ana Prata Fonseca Nordang
b)	Initial notification/Amendment	Initial notification
3	**Details of issuer**	
a)	Name	Equinor ASA
b)	LEI	OW6OFBNCKXC4US5C7523
4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted**	
a)	Description of the financial instrument, type of instrument Identification code	Sale of shares ISIN NO0010096985
b)	Nature of the transaction	Sale of shares
c)	Price(s) and volume(s)	

Price(s)	Volume(s)
236.30	1566

d)	Aggregated information — Aggregated volume — Price	Volume 1566 Price NOK 236.30
e)	Date of the transaction	2021-12-10
f)	Place of the transaction	XOSL – Oslo Børs